UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

THE SECURITIES ACT OF 1933 SMSA Palestine Acquisition Corp.
(Exact name of registrant as specified in its corporate charter)

0-53343
(Commission file number)

Nevada	26-2909270
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

Shuinan Industrial Area, Songxi County, Fujian Province 353500, China
(Address of principal executive offices)

(86) 0599-2335520
(Issuer's telephone number)

SMSA PALESTINE ACQUISITION CORP.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SMSA PALESTINE ACQUISITION CORP. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SMSA PALESTINE ACQUISITION CORP.'S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

SMSA Palestine Acquisition Corp., a Nevada corporation (the "Company") is mailing this  Information Statement on or about August 27, 2010 to the holders of record at the close of business on August 25, 2010 (the "Record Date") of its common stock, par value $0.001 per share ("Common Stock"), in connection with the change of control and composition of the Board of Directors of the Company (the "Board of Directors") as contemplated by an Exchange Agreement, dated as of August 20, 2010 (the "Exchange Agreement"), by and among the Company, Sino Oriental Agriculture Group Limited, a British Virgin Islands company ("Sino Oriental") and the stockholders of Sino Oriental (the "Stockholders").

The transactions contemplated by the Exchange Agreement were consummated on August 20, 2010 (the "Closing Date"). A copy of the Exchange Agreement has been filed with the Securities and Exchange Commission ("SEC") as Exhibit 2.1 to a Current Report on Form 8-K that was filed on August 25, 2010.  Except as otherwise indicated by the context, references in this Information Statement to "Company," "we," "us," or "our" are references to SMSA Palestine Acquisition Corp.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

CHANGE IN CONTROL TRANSACTION

In connection with the Exchange Agreement, there was a change of control of the Company.

Prior to the Closing Date, we had 5,000,004 shares of stock outstanding.  On August 20, 2010, we entered into a share cancellation agreement with Mr. Yang Yongjie (the "Share Cancellation Agreement") pursuant to which Mr. Yang agreed to surrender for redemption 3,895,272 shares of our outstanding Common Stock previously issued to Mr. Yang.  As a result of the Share Cancellation Agreement, we had 1,104,732 shares of Common Stock outstanding.

Under the terms of the Exchange Agreement, we acquired 100% of the outstanding capital stock of Sino Oriental in exchange for our issuance of 11,685,617 shares of our Common Stock to the Stockholders of Sino Oriental (the "Exchange").

In addition, concurrent with the closing under the Exchange Agreement, we closed a private placement of securities to a group of accredited investors, including 1,939,407 units, each consisting of one share of Common Stock and one warrant to purchase one fifth shares of Common Stock for an aggregate purchase price of $15.3 million or $7.88 per unit (the "Private Placement").  The total number of shares of Common Stock issuable upon exercise of the warrants issued to investors is 387,881.  In connection with the Private Placement we also issued certain placement agents and financial advisors an aggregate of 135,759 warrants.  All of the warrants issued in the Private Placement are exercisable at a price of $9.45 per share for a period of three years from the date of issuance.

Following the Exchange and the Private Placement, we now have 14,729,756 shares of Common Stock issued and outstanding. The former Sino Oriental Stockholders own approximately 79.3% of the issued and outstanding shares of our Common Stock, and the investors in the Private Placement and the stockholders of the Company immediately prior to the Exchange own approximately 13.2% and 7.5% of our outstanding Common Stock, respectively.

In connection with the Exchange, Mr. Cai Yangbo a former stockholder of Sino Oriental became our majority stockholder, holding approximately 61% of our outstanding Common Stock.  Mr. Cai Yangbo has entered into an Option Agreement with Mr. Zhan Youdai, pursuant to which Mr. Zhan Youdai has the option, commencing six months after the Closing Date, to acquire all of the outstanding shares of our Common Stock held by Mr. Cai Yangbo.

LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in any pending litigation.

CHANGE IN BOARD OF DIRECTORS

Prior to the Closing Date, our Board of Directors consisted of one sole director, Mr. Yang Yongjie, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders. Mr. Yang Yongjie has submitted a letter of resignation and Mr. Zhan Youdai and Mr. Zhang He have been appointed to our Board of Directors. Mr. Zhan Youdai's appointment was effective on the Closing Date, while Mr. Yang Yongjie's resignation and Mr. Zhang He's appointment will become effective on the 10th day following the filing of this Information Statement with the SEC and its mailing to our stockholders (the "Effective Date"). In addition, effective on the Closing Date Mr. Yang Yongjie resigned each of his officer positions with the Company and we appointed Mr. Zhan Youdai our Chief Executive Officer and appointed Mr. Tsang Yin Chiu Stanley our Chief Financial Officer and Secretary.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

           The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Yang Yongjie	43	Chief Executive Officer, President and Director(1)
Zhan Youdai	41	Chief Executive Officer and Director
Tsang Yin Chiu Stanley	36	Chief Financial Officer and Secretary
Zhang He	53	Director
(1) Former CEO and President prior to the Closing Date and current director until the Effective Date.

           Mr. Yang Yongjie served as our sole officer and director since November 4, 2009.  He resigned his officer positions effective on the Closing Date, and has resigned his directorship effective on the Effective Date.  During his tenure as our Chief Executive Officer he was responsible for all of our overall operations.  Mr. Yang received a degree from the Medical College of Shanghai, Fudan University in 1984 and practiced medicine until 1992.  From 1992- 1995 he acted as Sales Manager for Sichuan Elebacae Group. From 1995-2003 he served as General Manager and ultimately President of Cosmetic Company of Sichuan Elebacae Group. Mr. Yang currently serves as a director of Legend Restaurant Management, Ltd.

           Mr. Zhan Youdai has served as the Chairman of the Board of Fujian Yada Group Co., Ltd since 2001, and has been responsible for overseeing all aspects of its operations.  He has served as the vice president of the National Bamboo Association in China since 2006.  Mr. Zhan attended China International Economic College in Beijing from 2000 to 2004 where he studied industrial and commercial enterprise management.

Mr. Tsang Yin Chiu Stanley has served as the Chief Financial Officer of Fujian Yada since March 2010.  During 2009 Mr. Tsang served as the general manager of Overbalanced Power Installation Company Limited, a company engaged in the business of power development.  From 2007 until 2009 he served as the financial controller of Golife Concepts Holdings Limited, a publicly traded company engaged in the business of retail of luxury brand products.  From 2003 until 2007 he served as a finance manager of NWS Holdings Limited, a company engaged in the business of investment in infrastructure, construction and facilities management.  Mr. Tsang has received a Bachelors degree in Business Administration with honors from the Chinese University of Hong Kong.

Mr. Zhang He was appointed to our board of directors.  Mr. Zhang has served as the Vice General Manager of Fujian Yada Group Co., Ltd. since 2002. Mr. Zhang has received a Bachelors degree in Agriculture from Sichuan University of Agriculture.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in "Transactions with Related Persons," none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Prior to the consummation of the Exchange Agreement the management and oversight of the Company required less than four (4) hours per month.  Because the Company’s sole officer and director was engaged in other full-time income producing activities, the Company’s sole officer or director has not received any compensation from the Company.

Summary Compensation Table— Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yang Yongjie Principal Executive Officer (1)	2009	--	--	--	--	--	--	--	--
Timothy P. Halter, Former Executive Officer (2)	2009 2008	-- --	-- --	-- --	-- --	-- --	-- --	-- --	-- --

(1) Mr. Yang served as our principal executive officer commencing November 4, 2009.
(2) Mr. Halter served as our principal executive officer from our formation in May 2008 until November 4, 2009.

Employment Agreements

We do not currently have employment agreements with our named executive officers.

Grants of Plan-Based Awards

During the year ended December 31, 2009, there were no grants of plan-based awards to our named executive officers.

Option Exercises and Stock Vested

During the year ended December 31, 2009, there were no option exercises or vesting of stock awards to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2009.

Compensation of Directors

During the 2009 and 2008 fiscal years, no member of our Board of Directors received any compensation for his services as a director.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

We do not have any other special committee, policy or procedure related to the review, approval or ratification of related party transactions.

Since January 1, 2009, the beginning of our last fiscal year, we have engaged in the following related party transactions:

On November 4, 2009 we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which we sold to Mr. Yang 4,500,000 shares of our Common Stock in exchange for payment of $4,500.  In connection with the Securities Purchase Agreement we appointed Mr. Yang our sole director and principal executive officer.

On August 20, 2010 we entered into the Share Cancellation Agreement with Mr. Yang Yongjie pursuant to which Mr. Yang agreed to surrender for redemption 3,895,272 shares of our outstanding Common Stock previously issued to Mr. Yang pursuant to the terms of the Securities Purchase Agreement.

On March 21, 2009, Fujian Yada declared a dividend of RMB20,000,000 (equivalent to $2,934,000).  Mr. Zhan and his spouse entered into a loan agreement with Fujian Yada pursuant to which they loaned the net proceeds of the dividend of $2,347,200 back to the company.  The loan is interest free and payable on demand.  The remaining balance of $586,800 was allocated to pay the withholding tax on the dividend declared in accordance with PRC tax law.  Since the period commencing January 1, 2009, the highest amount loaned by Mr. Zhan to the company was $6,263,346.  As of June 30, 2010, the balance of the loan from Mr. Zhan and his spouse to Fujian Yada is $267,689.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term "independent" is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Leadership Structure and Board Committees

Our organizational documents authorize a board of not less than one member.  Prior to the consummation of the Exchange Agreement we had only one director who also served as our Chief Executive Officer. Our board of directors does not have a lead independent director. Our board of directors has determined that its leadership structure was appropriate and effective for the Company given its stage of operations.  In connection with the Exchange Agreement, we intend to establish a full board of directors, including a majority of independent directors.  We will re-evaluate our leadership structure once we have added additional members to our board of directors.

We presently do not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate's character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

BENEFICIAL OWNERSHIP OF THE COMPANY'S COMMON STOCK

Our Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company's stockholders.  Each share of Common Stock entitles the holder thereof to one (1) vote.

The following table sets forth, as of August 20, 2010, information with respect to the securities holdings of (i) our officers and directors, and (ii) all persons which, pursuant to filings with the SEC and our stock transfer records, we have reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock.  The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise.  Beneficial ownership may be disclaimed as to certain of the securities.  This table has been prepared based on 14,729,756 shares of Common Stock outstanding as of August 20, 2010, as well as 523,640 warrants to purchase Common Stock which may be exercised within sixty (60) days of August 20, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (1)

Officers and Directors
Yang Yongjie Unit 30, Block 5, 17 Fang Cao Xi Yi Jie, Chengdu, Sichuan Province, China, 610000	800	*
Zhan Youdai Shuinan Industrial Area, Songxi County, Fujian Province 353500, China	--	*
Tsang Yin Chiu Stanley Shuinan Industrial Area, Songxi County, Fujian Province 353500, China	--	*
Zhang He Shuinan Industrial Area, Songxi County, Fujian Province 353500, China	--	*
All directors and executive officers as a group (3 persons)	800	*
5% Shareholders
Cai Yangbo Room 2105, West tower, Shun Tak Centre 200 Connaught Road Central, Hong Kong	8,987,027	61.01
CID Greater China Venture Capital Fund III, LP 28F, 97 Tun Hwa S. Rd. Sec 2, Taipei	1,269,036	8.62

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock.  Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act.  To our knowledge, based solely on review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its insiders were complied with during the fiscal year ended December 31, 2009.

STOCKHOLDER COMMUNICATIONS

Stockholders may communicate with our Board of Directors, by submitting written correspondence to the Company's executive offices as follows:

Board of Directors
Shuinan Industrial Area, Songxi County
Fujian Province 353500, China

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SMSA Palestine Acquisition Corp.

/s/ Zhan Youdai
Zhan Youdai, Chief Executive Officer

Dated: August 27, 2010